PREMIUM NICKEL RESOURCES LTD. ANNOUNCES RESULTS OF ANNUAL GENERAL AND SPECIAL SHAREHOLDERS' MEETING

Toronto, Ontario, September 21, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) ("PNRL" or the "Company") is pleased to report on the results of the Annual General and Special Meeting (the "Meeting") of shareholders held on September 20, 2023. All proposed resolutions, each described in the notice of the meeting of the Company dated August 3, 2023 and herein, were approved by the shareholders of the Company.

The shareholders ratified and approved the number of directors at six (6) and re-elected Don Newberry Jason LeBlanc, John Hick, Keith Morrison, Mark Christensen and William O'Reilly as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. MNP LLP were appointed as auditors for the Company for the ensuing year.

In addition, shareholders approved the Company's amended stock option plan, deferred share unit plan and the previous grants of deferred share units.

Following the meeting, the board of directors re-appointed the officers of the Company, namely Keith Morrison (Chairman and Chief Executive Officer), Peter Rawlins (Senior Vice President Finance & Chief Financial Officer), Timothy Moran (Corporate Secretary and Chief Legal Officer) and Sharon Taylor (Vice President Exploration). Sean Whiteford continues as President, Premium Nickel Resources International Ltd., an indirect wholly-owned subsidiary of the Company which indirectly owns the Company's Botswana mines.

The Company also granted to a consultant of the Company an aggregate of 50,000 stock options of the Company ("Options") pursuant to the stock option plan of the Company. The Options have an exercise price of $1.75 per share, expire on August 8, 2028, and vest annually in equal thirds beginning on August 8, 2024.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chairman and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

Certain statements contained in this news release may be considered "forward-looking statements" within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements and based on expectations, estimates and projections as at the date of this news release. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection including perceptions of historical trends; current conditions and expected future developments; current information available to the management of the Company; risks relating to mining activities and the business of mineral exploration; the general business and prospects of the Company; public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and the Company's assumptions, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release concerning the Company, please refer to the public disclosure record of the Company, including the risk factors outlined in the most recent management discussion and analysis of the Company and the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. The forward-looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.